October 23, 2026

Zacks Trust

101 N. Wacker Drive

Suite 1500

Chicago, IL 60606

Dear Board Members:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment Nos. 32 and 34 (the “Post-Effective Amendment”) to the Registration Statement, 1933 Act File No. 333-232634 and 1940 Act File No. 811-23435 (the “Registration Statement”), of Zacks Trust (the “Trust”).

We have examined a copy of the Trust’s Certificate of Trust, Declaration of Trust, the Trust’s By-laws, the Trust’s record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after the Post-Effective Amendment is effective for purposes of applicable federal and state securities laws, the shares of each series listed on the attached exhibit A, if issued in accordance with the then current Prospectus and Statement of Additional Information of the Trust, will be legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Post-Effective Amendment to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Trust and its shareholders, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Exhibit A

1.	Zacks All-Cap Core ETF
2.	Zacks Small-Cap Core ETF